SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 9, 2013

APPLE REIT NINE, INC.
(Exact Name of Registrant as Specified in Its Charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

000-53603	26-1379210
(Commission File Number)	(IRS Employer Identification No.)

814 East Main Street Richmond, Virginia	23219
(Address of Principal Executive Offices)	(Zip Code)

(804) 344-8121
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On September 9, 2013, Apple REIT Seven, Inc. (“Apple Seven”), Apple REIT Eight, Inc. (“Apple Eight”), Apple REIT Nine, Inc. (“Apple Nine” and together with Apple Seven and Apple Eight, the “Companies”), Apple Seven Acquisition Sub, Inc. (“Seven Acquisition Sub”) and Apple Eight Acquisition Sub, Inc. (“Eight Acquisition Sub”) entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”) amending that certain Agreement and Plan of Merger, dated as of August 7, 2013 (the “Merger Agreement”), among the Companies, Seven Acquisition Sub and Eight Acquisition Sub, to provide for Apple Seven and Apple Eight to merge into Seven Acquisition Sub and Eight Acquisition Sub, respectively, with Seven Acquisition Sub and Eight Acquisition Sub being the surviving corporations in the mergers.  Prior to the effectiveness of the Amendment, the Merger Agreement provided for Apple Seven and Apple Eight to merge with Seven Acquisition Sub and Eight Acquisition Sub, respectively, with Apple Seven and Apple Eight being the surviving corporations in the mergers.  A copy of the Amendment is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Additional Information about the Mergers and Where to Find It:

In connection with the proposed mergers whereby Apple Nine will acquire all of the outstanding shares of each of Apple Seven and Apple Eight, Apple Nine filed a Registration Statement on Form S-4 (File No. 333-191084) with the Securities and Exchange Commission (the “SEC”) on September 11, 2013, which includes a preliminary joint proxy statement of Apple Seven, Apple Eight and Apple Nine that also constitutes a preliminary prospectus of Apple Nine, as well as other relevant documents concerning the merger.  The registration statement has not yet been declared effective by the SEC and may be amended, and the definitive joint proxy statement/prospectus is not currently available.  Apple Nine will mail the definitive joint proxy statement/prospectus to its security holders when it is available.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF APPLE NINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EACH COMPANY AND THE MERGERS.  The joint proxy statement/prospectus and other materials (when they become available) containing information about the proposed transactions, and any other documents filed by any Company with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by each Company by directing a written request to Apple Seven, Apple Eight or Apple Nine, respectively, at 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations.

Each Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of that Company in connection with the mergers. Information about the executive officers and directors of each Company and their ownership of securities in that Company is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Apple Nine with the SEC on September 11, 2013 and will be included in the definitive joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

d. Exhibits.

2.1
First Amendment to Agreement and Plan of Merger, dated as of September 9, 2013, among Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc., Apple Seven Acquisition Sub, Inc. and Apple REIT Eight Acquisition Sub, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLE REIT NINE, INC.

Date: September 12, 2013	By:	/s/ Glade M. Knight
Glade M. Knight
Chief Executive Officer